UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-31521

    /_/ Form 10-K /_/ Form 20-F /_/ Form 11-K /X/ Form 10-QSB /_/ Form N-SAR

For Period Ended: June 30, 2003

(Check One):

                                  [ ] Transition Report on Form 10-K
                                  [ ] Transition Report on Form 20-F
                                  [ ] Transition Report on Form 11-K
                                  [ ] Transition Report on Form 10-Q
                                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


Copies of Communications Sent to:

                                  Mintmire & Associates
                                  265 Sunrise Avenue, Suite 204
                                  Palm Beach, FL 33480
                                  Tel: (561) 832-5696
                                  Fax: (561) 659-5371

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

                            MARICULTURE SYSTEMS, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                         51 W. Dayton Street, Suite 102
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            Address of Principal Executive Office (Street and Number)

                            Edmonds, Washington 98020
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 could not be filed within the prescribed time period because the Registrant is unable to do so without unreasonable effort or expense.

                           ART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Donald F.  Mintmire, Esq.   (561)             832-5696
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        (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES

                            MARICULTURE SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003        By: /s/ David Meilahn
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                             David Meilahn
                             President, Treasurer and Chairman

                             By: /s/ Richard Luce
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                             Richard Luce
                             Vice President of Sales & Marketing and Secretary

                             By: /s/ Robert Janeczko
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                             Robert Janeczko
                             Director

                             By: /s/ Don Jonas
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                             Don Jonas
                             Director